SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Layne Christensen Company
(Name of Issuer)

Common Stock, par value $0.01 par value
(Title of Class of Securities)

521050104
(CUSIP Number)

December 31, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 521050104	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,756 shares of Common Stock 3,265,410 shares of Common Stock issuable upon conversion of convertible notes (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,756 shares of Common Stock 3,265,410 shares of Common Stock issuable upon conversion of convertible notes (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,756 shares of Common Stock 3,265,410 shares of Common Stock issuable upon conversion of convertible notes (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 521050104	13G/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,358,974 shares of Common Stock issuable upon conversion of convertible notes (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,358,974 shares of Common Stock issuable upon conversion of convertible notes (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,974 shares of Common Stock issuable upon conversion of convertible notes (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9

CUSIP No. 521050104	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on March 13, 2015 (the "Original Schedule 13G" and together with this Amendment No. 1, the "Schedule 13G"), with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Layne Christensen Company, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of December 31, 2015, (i) Highbridge International LLC may be deemed to beneficially own 2,358,974 shares of Common Stock issuable upon conversion of convertible notes and (ii) Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC, Highbridge Tactical Credit & Convertibles Master Fund, L.P. and STAR L.P. (a statistical arbitrage strategy) (collectively, the "Highbridge Funds") may be deemed to be the beneficial owner of 3,265,166 shares of Common Stock issuable upon conversion of the convertible notes held by Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. and 8,756 shares of Common Stock held by STAR L.P. (a statistical arbitrage strategy).

(b) Percent of class:

Except as set forth below, the percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 19,798,245 shares of Common Stock reported to be outstanding as of November 27, 2015 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2015 filed with the SEC on December 10, 2015 and assumes the conversion of the convertible notes (the "Reported Securities") held by Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P., subject to the 9.99% Blocker (as defined below). Therefore, as of December 31, 2015, (i) Highbridge International LLC may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock of the Company.

Pursuant to the terms of the Reported Securities, the Reporting Persons cannot convert any of the Reported Securities if the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert all of such Reported Securities due to the 9.99% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock issuable upon conversion of the convertible notes held by the Highbridge Funds.

CUSIP No. 521050104	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

HIGHBRIDGE INTERNATIONAL LLC

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director